Exhibit 99.1
Jumia Reports Second Quarter 2026 Results and Announces Capital Raise
Jumia Delivers Continued Operating Leverage, Narrowing Adjusted EBITDA Loss by 36% and
Growing Gross Profit by 28% on 23%1 GMV Growth;
Reaffirms Path to Q4 2026 Breakeven and 2027 Profitability on an Adjusted EBITDA Basis;
Announces $50 Million Capital Raise Anchored by the International Finance Corporation, a Member of the World Bank Group
Lagos, Nigeria, August 12, 2026 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the second quarter ended June 30, 2026.
Financial highlights for the second quarter 2026
•Revenue of $52.0 million compared to $45.6 million in the second quarter of 2025, up 14% year-over-year, and up 15% in constant currency, amid a shift from first-party to third-party sales.
•GMV of $216.3 million compared to $180.2 million in the second quarter of 2025, up 20% year-over-year, and up 15% in constant currency. Adjusted for perimeter effects, GMV grew 23% year-over-year.
•Gross Profit of $30.7 million compared to $23.9 million in the second quarter of 2025, up 28% year-over-year, and up 31% in constant currency.
•Operating loss of $12.4 million compared to $16.5 million in the second quarter of 2025, down 25% year-over-year and down 24% in constant currency.
•Adjusted EBITDA loss of $8.7 million compared to $13.6 million in the second quarter of 2025, down 36% year-over-year, and down 35% in constant currency.
•Loss before Income tax of $10.9 million compared to $16.3 million in the second quarter of 2025, down 33% year-over-year, and down 34% in constant currency.
•Liquidity position of $48.3 million, a decrease of $14.3 million in the second quarter of 2026, compared to a decrease of $12.4 million in the second quarter of 2025.
•Net cash flow used in operating activities of $11.8 million compared to $12.7 million in the second quarter of 2025 and $12.5 million in the first quarter of 2026. The result includes a cash outflow related to an increase in working capital2 of $3.0 million, compared to a cash inflow related to a decrease in working capital of $4.1 million in the second quarter of 2025.
Business highlights for the second quarter 2026
Unless otherwise stated, all reported KPIs are for physical goods and exclude results from Algeria, which was exited in early 2026.
•$50 million capital raise anchored by a $25 million investment from the International Finance Corporation, a member of the World Bank Group, and including investments by current leading shareholders, as well as selected new investors, announced today.
•Orders grew 28% year-over-year, reflecting disciplined execution and resilient consumer demand across key categories.
•Quarterly Active Customers grew by 24% year-over-year, reflecting continued traction in both acquisition and retention.
•GMV adjusted for perimeter effects increased 23% year-over-year, notwithstanding supply headwinds in higher value categories, specifically phones and electronics, inflationary pressure from fuel prices across markets, and softer demand in Ivory Coast following the decline in cocoa farmgate prices, reflecting resilient underlying demand and effective execution across our marketplace.
•Nigeria delivered standout performance, with GMV up 36% year-over-year and Orders up 34% year-over-year, driven by continued execution against the market’s substantial remaining potential.
•Gross items sold from international sellers grew 96% year-over-year in the second quarter of 2026, reflecting the continued scaling of our Chinese seller base, as well as growing volumes from our supply base for affordable fashion in Turkey.
Company Commentary
"Our second quarter results demonstrate the resilience of the model we've built for Africa. Despite real headwinds — supply disruptions in phones and electronics, rising fuel costs, and a demand slowdown in Ivory Coast tied to cocoa prices — GMV and physical goods Orders, each adjusted for perimeter effects, grew 23% and 28%, respectively, year-over-year, and our Adjusted EBITDA loss narrowed by 36% to $8.7 million. Gross profit grew 28% year-over-year, reflecting continued progress in marketplace monetization. Importantly, we deliberately chose to protect our margins and unit economics this quarter rather than chase GMV at the expense of profitability.
Growth was strong across most of our markets, with Nigeria and Ghana delivering another strong quarter and Egypt confirming its sustained recovery. The headwinds we faced don't change our path to profitability. If anything, they reinforce the case for a locally embedded, sea-freight-based model built for exactly this kind of disruption. More broadly, we believe our focus on “value for money” makes Jumia even more relevant to consumers in an inflationary environment, as value-focused platforms tend to gain share when household budgets tighten.
We can't say with certainty how long these headwinds will last, but the second quarter of 2026 proved we have the right fundamentals to navigate this kind of macro uncertainty. The agreed investment anchored by the International Finance Corporation, a member of the World Bank Group, and joined by current leading shareholders and selected new investors, will strengthen our balance sheet as we execute against that plan. We continue to see ourselves firmly on track toward our target of achieving Adjusted EBITDA breakeven and positive cash flow in the fourth quarter of 2026, and full-year profitability on an Adjusted EBITDA basis and positive cash flow in 2027." — Francis Dufay, CEO
International Environment
In the second quarter, two external developments had a tangible impact on our business. First, memory chip and CPU price increases drove a supply disruption in smartphones through the second quarter, affecting our phones category across most markets, with a further slowdown in other electronics subcategories driven by specific supplier shortages. While supply volatility persists into the early third quarter 2026, we continue to mitigate concentration risk by diversifying our supplier base. Second, the war in the Middle East disrupted air freight through the Gulf and, combined with broader oil market dynamics, drove significant fuel price increases across our markets in the second quarter, which our local logistics partners passed through as surcharges, creating a tangible negative impact on our second quarter fulfillment costs. Our strategy of expanding pickup stations across our markets meaningfully limits our exposure to fuel price volatility, with 75% of our shipped packages fulfilled through pickup stations in the second quarter of 2026, up from 71% in the second quarter of 2025, both adjusted for perimeter effects. We continue to monitor the situation closely. We believe that our business fundamentals, which were rebuilt from 2022 to 2025, mostly in tougher times than this, are strong and resilient. We do not expect these developments to change our short- or mid-term Adjusted EBITDA targets or our belief in Jumia’s long-term opportunity for growth.

1 Adjusted for perimeter effects, which relate to the exit from Algeria. As of the first quarter of 2026, we have revised our perimeter effects adjustments to exclude Algeria following our exit, and we have recast comparative prior period amounts accordingly.
2 Working capital comprises movements in: (i) trade and other receivables, prepaid expenses and other tax receivables; (ii) inventories; and (iii) trade and other payables, deferred income and other tax payables.

SELECTED FINANCIAL INFORMATION

Financial Results for the second quarter ended June 30, 2026

	For the three months ended					For the six months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, unless otherwise stated	June 30, 2025	June 30, 2026		June 30, 2026		June 30, 2025	June 30, 2026		June 30, 2026
Revenue	45.6	52.0	14%	52.3	15%	81.9	102.6	25%	98.7	20%
Gross Profit	23.9	30.7	28%	31.2	31%	43.8	60.1	37%	57.8	32%
Fulfillment expense	(10.8)	(12.7)	18%	(13.1)	21%	(20.2)	(24.9)	23%	(24.1)	19%
Sales and Advertising expense	(4.2)	(5.5)	33%	(5.5)	33%	(7.3)	(10.6)	46%	(10.3)	42%
Technology and Content expense	(9.2)	(9.0)	(2)%	(9.0)	(3)%	(18.9)	(17.9)	(5)%	(17.6)	(6)%
G&A expense, excluding SBC(1)	(16.0)	(15.2)	(5)%	(15.4)	(4)%	(32.2)	(32.0)	(1)%	(31.1)	(3)%
Adjusted EBITDA(1)	(13.6)	(8.7)	(36)%	(8.8)	(35)%	(29.2)	(19.4)	(34)%	(19.7)	(33)%
Operating Income / (Loss)	(16.5)	(12.4)	(25)%	(12.5)	(24)%	(35.2)	(26.2)	(25)%	(26.4)	(25)%
Loss before Income tax(2)	(16.3)	(10.9)	(33)%	(12.7)	(34)%	(32.8)	(28.7)	(12)%	(27.3)	(28)%
_________________________
(1) See “Non-IFRS Financial and Operating Metrics” for a reconciliation of non-IFRS measures to IFRS measures.
(2) Loss before Income tax in constant currency, and the corresponding year-over-year change, exclude the impact of foreign exchange gains/(losses) recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $2.8 million in the second quarter of 2025 and $1.7 million in the second quarter of 2026. For the six months ended June 30, these amounts were $4.9 million in 2025 and $(1.7) million in 2026, respectively.
Revenue
•Revenue3 of $52.0 million, up 14% year-over-year or up 15% year-over-year on a constant currency basis, reflecting strong volume growth partly moderated by a higher share of third-party sales relative to first-party sales, as third-party transactions generate commission income rather than full sales revenue.
•Marketplace revenue, comprised of third-party sales, marketing and advertising revenue, and value-added services, was $28.8 million, up 34% year-over-year or up 36% year-over-year on a constant currency basis.
◦Third-party sales revenue was $23.5 million, up 26% year-over-year or up 29% year-over-year on a constant currency basis. Year-over-year growth was driven by strong execution in our marketplace business, supported by rising customer usage and higher effective take rates.
◦Marketing and advertising revenue was $3.5 million, up 88% year-over-year or up 87% year-over-year on a constant currency basis, reflecting continued growth in sponsored products and increased seller adoption of retail media advertising, which reached 26% of sellers in the second quarter of 2026, compared to 19% in the second quarter of 2025. We have maintained a relatively high return on advertising spend for our sellers by prioritizing long-term user activation over near-term monetization. With advertising revenue currently representing 1.6% of GMV, we see meaningful upside potential as seller density increases.
◦Value-added services revenue was $1.9 million, up 61% year-over-year or up 66% year-over-year on a constant currency basis, reflecting growth in warehousing fees. This growth was supported by higher volumes flowing through our storage infrastructure, largely attributable to demand from Chinese sellers, together with improved monetization of our warehousing services.
•First-party sales revenue was $22.8 million, down 3% year-over-year or down 4% year-over-year on a constant currency basis, consistent with supply and demand headwinds in higher value electronic items, alongside the strong pace of marketplace growth. We generally undertake first-party activity in an opportunistic manner to complement the breadth of the product assortment on our platform; its scale will naturally vary with market conditions.
•Shifts in the relative proportion of first-party and third-party sales trigger variations in revenue, as we record the full sales price as revenue for first-party sales and only a percentage of the sales price (commission) for third-party sales, both net of returns and VAT. While we track revenue, we recognize that the relative proportion of first-party and third-party sales can impact its interpretation; accordingly, we utilize gross profit alongside revenue to steer our operations.
Gross Profit
•Gross profit was $30.7 million, up 28% year-over-year or up 31% year-over-year on a constant currency basis.
•Gross profit as a percentage of GMV was 14.2% in the second quarter of 2026, compared to 13.3% in the second quarter of 2025. This improvement reflects a shift in the mix toward higher take rate revenue streams, and our disciplined strategy of prioritizing attractive category economics and take rates rather than pursuing discount-driven volume growth.
Expenses
•Fulfillment expense was $12.7 million, up 18% year-over-year or up 21% year-over-year on a constant currency basis, primarily due to higher volumes.
◦Fulfillment expense per physical goods Order, was $2.04, down 7% year-over-year or down 4% year-over-year on a constant currency basis.
◦The improvement reflects productivity gains and economies of scale in fulfillment operations, automation in call centers, and improved rates with logistics partners, despite temporary fuel surcharges from our logistics partners and non-recurring termination costs in the quarter.
•Sales and Advertising expense totaled $5.5 million, up 33% year-over-year both on reported and constant currency basis. The increase reflects higher marketing investments to support customer acquisition and engagement, while maintaining efficiency through targeted and performance-driven campaigns.
•Technology and Content expense totaled $9.0 million, down 2% year-over-year, or down 3% year-over-year on a constant currency basis. The decrease was driven by continued headcount optimization and savings from renegotiated contracts.
•General and Administrative expense was $16.8 million, down 1% year-over-year, or up 1% year-over-year on a constant currency basis.
◦General and Administrative expense, excluding share-based compensation expense, was $15.2 million, down 5% year-over-year, or down 4% year-over-year on a constant currency basis.
◦Staff costs within General and Administrative expense, excluding share-based compensation expense, decreased by 7% year-over-year, driven mainly by a 10% reduction in headcount versus the second quarter of 2025.
◦The second quarter of 2026 included a tax expense of $0.9 million, compared to a $1.3 million tax benefit recognized in the second quarter of 2025.
•We continue to streamline the organization. The total headcount has declined by 11% since March 31, 2026, with just over 1,770 employees on payroll as of June 30, 2026. At the end of the fourth quarter of 2022, when current leadership was installed, we had 4,318 employees. As such, we have delivered on our commitment to reduce headcount by at least 200 full-time employees, and achieved this in one quarter, ahead of the two-quarter timeline we had indicated. AI-driven automation across each of our operations, finance, support functions, and technology teams — including in relation to cybersecurity and code quality workflows — is enabling us to drive further headcount efficiency, and we expect to continue reducing headcount going forward.
•We are also deploying artificial intelligence across our operations — including logistics, customer service, and seller management — to improve service quality while lowering costs.
Loss before Income tax
•Operating loss was $12.4 million in the second quarter of 2026, compared to $16.5 million in the second quarter of 2025, driven by strong usage growth, higher monetization, and continued cost discipline.
•Adjusted EBITDA loss, which excludes depreciation, amortization and share-based compensation expense, declined to $8.7 million in the second quarter of 2026, compared to $13.6 million in the second quarter of 2025, consistent with the improvement in operating performance.
•Loss before Income tax was $10.9 million in the second quarter of 2026, compared to $16.3 million in the second quarter of 2025, a 33% improvement year-over-year, reflecting higher gross profit and improved operating performance.
•In constant currency, Loss before Income tax, excluding the impact of foreign exchange recorded in finance income and finance costs, was $12.7 million, down 34% year-over-year.
Cash Position
•As of June 30, 2026, the Company’s liquidity position was $48.3 million, comprised of $47.4 million in cash and cash equivalents and $0.9 million in term deposits and other financial assets.
•Jumia’s liquidity position decreased by $14.3 million in the second quarter of 2026, compared to a decrease of $12.4 million in the second quarter of 2025, and a decrease of $15.3 million in the first quarter of 2026. The year-over-year change reflects an improvement in operating loss that was more than offset by a shift in working capital contribution.
•Net cash used in operating activities was $11.8 million in the second quarter of 2026, compared to a net cash used in operating activities of $12.7 million in the second quarter of 2025 and $12.5 million used in the first quarter of 2026. The result includes a cash outflow related to an increase in working capital of $3.0 million in the second quarter of 2026, compared to a cash inflow related to a decrease in working capital of $4.1 million in the second quarter of 2025. Despite these working capital dynamics, net cash used in operating activities nonetheless improved year-over-year, reflecting the continued strengthening of our marketplace flywheel. We plan to gradually increase our working capital over the third quarter of 2026 in order to capture attractive supply opportunities.

CAPITAL RAISE

On August 11, 2026, Jumia priced a capital raise anchored by a $25 million investment from the International Finance Corporation, a member of the World Bank Group, and including investments by Axian, one of our largest shareholders, as well as other investors. The investors agreed to purchase 9.1 million ADSs at a price of $5.52 per ADS, resulting in expected gross proceeds to Jumia of $50.0 million. The transactions are subject to customary conditions and are expected to close in the second half of August 2026. Jumia currently intends to use the net proceeds to support its next phase of growth, enhance efficiency across its core African markets and strengthen its integrated marketplace and logistics network.
3 In addition to marketplace revenue and first-party sales, revenue included other revenue of $0.4 million in the second quarter of 2025 and $0.3 million in the second quarter of 2026.

SELECTED OPERATIONAL KPIs
Marketplace KPIs

	For the three months ended			For the six months ended
	As Reported		YoY Change	As Reported		YoY Change
	June 30, 2025	June 30, 2026		June 30, 2025	June 30, 2026
Quarterly Active Customers (million)	2.2	2.6	21%	n.a.	n.a.	n.a.
Quarterly Active Customers (million) adjusted for perimeter effects(1)	2.1	2.6	23%	n.a.	n.a.	n.a.
Orders Physical Goods (million)	5.0	6.3	26%	9.5	12.1	28%
Orders Physical Goods (million) adjusted for perimeter effects(1)	4.9	6.3	28%	9.4	12.1	29%
Orders JumiaPay App (million)	0.1	0.0	(88)%	0.7	0.0	(98)%
Orders JumiaPay App (million) adjusted for perimeter effects(1)	0.1	0.0	(88)%	0.7	0.0	(98)%

	For the three months ended					For the six months ended
	As Reported		YoY Change	Constant currency	YoY Change	As Reported		YoY Change	Constant currency	YoY Change
	June 30, 2025	June 30, 2026		June 30, 2026		June 30, 2025	June 30, 2026		June 30, 2026
GMV (USD million)	180.2	216.3	20%	207.1	15%	341.9	427.5	25%	398.6	17%
GMV (USD million) adjusted for perimeter effects(1)	176.5	216.3	23%	207.1	17%	334.6	425.5	27%	396.7	19%
_________________________
(1) Adjustments for perimeter effects relate to the exit from Algeria. As of the first quarter of 2026, we have revised our perimeter effects adjustments to exclude Algeria following our exit, and we have recast comparative prior period amounts accordingly.
•GMV increased by 20% year-over-year to $216.3 million and physical goods Orders grew by 26% year-over-year to 6.3 million in the second quarter of 2026. Adjusted for perimeter effects, GMV and physical goods Orders grew by 23% and 28% year-over-year, respectively.
◦GMV growth reflected a category mix shift, with strong performance in fashion, beauty, as well as home and living — categories with lower average item value but higher take rates for Jumia — while the phones and electronics categories were impacted by supply disruptions from memory chip and CPU shortages, as well as air freight disruption through the Gulf. On the demand side, growth was also tempered by a slowdown in Ivory Coast tied to cocoa farmgate price declines. Despite these headwinds, GMV grew 23% year-over-year, adjusted for perimeter effects, and gross profit expanded 28%.
◦Order growth reflects continued improvement in product assortment and a stronger customer value proposition in physical goods.
◦Our strategy to expand into secondary cities continues to deliver results. Adjusted for perimeter effects, Orders from upcountry regions represented 61% of total Orders in the second quarter of 2026, up from 59% in the prior-year period.
◦The average order value for physical goods Orders decreased in the second quarter of 2026 compared to the second quarter of 2025. This reflects the category mix shift toward categories with lower average item value but higher take rates. Orders did not become less profitable; the gross profit per physical goods Order even increased in the second quarter of 2026 compared to the second quarter of 2025.
◦Jumia continues to deploy marketing with a focus on efficiency and ROI, focusing investment on efficient channels to support customer acquisition, engagement, and repeat behavior. These include paid online marketing, customer relationship management (“CRM”), search engine optimization
(“SEO”), and relevant offline local channels (e.g. radio and print) while also leveraging its JForce agent network.
◦As a result of these efforts and adjusted for perimeter effects, Jumia is attracting what it believes to be a stickier and higher quality customer base as evidenced by a 172 basis point year-over-year improvement in repurchase rates.
▪Jumia’s cohort analysis indicates that 44% of new customers, who placed their first order in the first quarter of 2026, made a second purchase within 90 days, compared to 42% of new customers in the first quarter of 2025.

GUIDANCE
Jumia remains committed to delivering profitable growth through the fourth quarter of 2026 by scaling usage, improving operational efficiency, and continuing to reduce cash burn. Usage growth is the clearest evidence that our fundamentals remain intact: physical goods Orders grew by 28% and Quarterly Active Customers grew by 23% year-over-year in the second quarter, both adjusted for perimeter effects.
Gross profit grew by 28% year-over-year, reflecting continued progress in marketplace monetization. Importantly, we deliberately chose to protect our margins and unit economics this quarter rather than chase GMV at the expense of profitability on an Adjusted EBITDA basis. With continued cost discipline, our Adjusted EBITDA loss narrowed by 36% year-over-year.
We are updating our GMV growth target for 2026, given the volatility and uncertainty surrounding the market for higher-value categories. Our Adjusted EBITDA and cash flow targets remain unchanged. Reaching them does not require pursuing GMV growth at any cost — we will keep prioritizing healthy usage growth and sales growth in lower-value but higher-margin categories. Based on current trends, we are updating our full-year 2026 guidance as follows:
•GMV is projected to grow between 20% and 30% year-over-year, adjusted for perimeter effects.
•We forecast Adjusted EBITDA loss to be between $25 million and $30 million.
•We confirm our strategic goal to achieve breakeven on an Adjusted EBITDA basis and positive cash flow in the fourth quarter of 2026, and to deliver full-year profitability on an Adjusted EBITDA basis and positive cash flow in 2027.
Third quarter 2026:
•GMV is projected to grow between 15% and 25% year-over-year, adjusted for perimeter effects.
The above forward-looking statements reflect Jumia’s expectations and strategic goals as of August 12, 2026, are subject to change, and involve inherent risks, which are partially or fully beyond its control. These risks include but are not limited to political and economic conditions across countries where it operates, the broader economic impact of the ongoing regional conflicts, and global supply chain issues. See “Forward Looking Statements” below for further details.

CONFERENCE CALL AND WEBCAST INFORMATION
Jumia will host a conference call to discuss its second quarter 2026 results at 8:30 AM ET on August 12, 2026.

Interested parties can access the conference at:
US Dial-in (Toll Free): 877-545-0523
International Dial-in: 973-528-0016
Entry Code: 494499

The live call will also be available via webcast on Jumia’s Investor Relations Website: https://investor.jumia.com/investor-relations/default.aspx.

A replay of the call will be available until Wednesday, August 26, 2026 and can be accessed by dialing 877-481-4010 for toll free access or 919-882-2331 for international access using the replay passcode: 54325.

(UNAUDITED)
Consolidated statement of comprehensive income for the periods ended June 30, 2025 and 2026

	For the three months ended		For the six months ended
In thousands of USD	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Revenue	45,642	51,993	81,903	102,555
Cost of revenue	(21,704)	(21,266)	(38,063)	(42,428)
Gross profit	23,938	30,727	43,840	60,127
Fulfillment expense	(10,838)	(12,735)	(20,239)	(24,887)
Sales and advertising expense	(4,151)	(5,517)	(7,253)	(10,595)
Technology and content expense	(9,217)	(9,010)	(18,862)	(17,894)
General and administrative expense	(16,963)	(16,825)	(34,152)	(34,776)
Other operating income	767	1,090	1,569	2,124
Other operating expense	(60)	(107)	(82)	(348)
Operating loss	(16,524)	(12,377)	(35,179)	(26,249)
Finance income	2,985	541	6,341	1,003
Finance costs	(2,731)	986	(3,918)	(3,423)
Loss before Income tax	(16,270)	(10,850)	(32,756)	(28,669)
Income tax benefit / (expense)	(321)	(886)	(542)	(794)
Loss for the period	(16,591)	(11,736)	(33,298)	(29,463)
Attributable to:
Equity holders of the Company	(16,592)	(11,739)	(33,302)	(29,469)
Non-controlling interests	1	3	4	6
Loss for the period	(16,591)	(11,736)	(33,298)	(29,463)
Other comprehensive income / (loss) to be classified to profit or loss in subsequent periods
Exchange differences gain on translation of foreign operations	(45,918)	(6,129)	(68,820)	(1,035)
Other comprehensive loss on net investment in foreign operations	44,764	4,092	65,078	2,184
Other comprehensive income on financial assets at fair value through OCI	1,679	—	1,875	—
Other comprehensive income / (loss)	525	(2,037)	(1,867)	1,149
Total comprehensive loss for the period	(16,066)	(13,773)	(35,165)	(28,314)
Attributable to:
Equity holders of the Company	(16,037)	(13,779)	(35,122)	(28,323)
Non-controlling interests	(29)	6	(43)	9
Total comprehensive loss for the period	(16,066)	(13,773)	(35,165)	(28,314)

(UNAUDITED)
Consolidated statement of financial position as of December 31, 2025 and June 30, 2026

	As of
In thousands of USD	December 31, 2025	June 30, 2026
Assets
Non-current assets
Property and equipment	19,163	20,821
Deferred tax assets	326	318
Other non-current assets	1,278	1,164
Total Non-current assets	20,767	22,303
Current assets
Inventories	10,098	10,509
Trade and other receivables	13,888	15,587
Income tax receivables	3,153	2,993
Other taxes receivable	3,746	2,904
Prepaid expenses	4,067	5,581
Term deposits and other financial assets	1,162	853
Cash and cash equivalents	76,670	47,431
Total Current assets	112,784	85,858
Total Assets	133,551	108,161
Equity and Liabilities
Equity
Share capital	286,156	287,816
Share premium	1,792,181	1,792,181
Other reserves	178,520	181,046
Accumulated losses	(2,230,584)	(2,260,155)
Equity attributable to the equity holders of the Company	26,273	888
Non-controlling interests	(539)	(521)
Total Equity	25,734	367
Liabilities
Non-current liabilities
Non-current borrowings	7,929	9,468
Trade and other payables	6	45
Deferred tax liabilities	126	65
Provisions for liabilities and other charges	721	767
Total Non-current liabilities	8,782	10,345
Current liabilities
Current borrowings	3,793	4,459
Trade and other payables	57,954	60,982
Income tax payables	12,456	11,795
Other taxes payable	11,478	9,761
Provisions for liabilities and other charges	8,522	7,716
Deferred income	4,832	2,736
Total Current liabilities	99,035	97,449
Total Liabilities	107,817	107,794
Total Equity and Liabilities	133,551	108,161

(UNAUDITED)
Consolidated statement of cash flows for the periods ended June 30, 2025 and 2026

	For the three months ended		For the six months ended
In thousands of USD	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Loss before Income tax	(16,270)	(10,850)	(32,756)	(28,669)
Depreciation and amortization of tangible and intangible assets	2,009	1,983	3,873	4,100
Impairment losses on loans, receivables and other assets	141	135	354	373
Impairment losses on obsolete inventories	13	(73)	322	(28)
Share-based compensation expense	936	1,668	1,999	2,794
Net (gain) / loss from disposal of tangible and intangible assets	(4)	14	13	14
Change in provision for other liabilities and charges	(2,742)	(73)	(2,317)	(700)
Lease modification (income) / expense	(20)	(6)	(26)	17
Interest (income) / expense	357	203	202	673
Discounting effect (income) / expense	—	—	87	—
Net foreign exchange (gain) / loss	(2,379)	(1,566)	(2,703)	2,157
Impairment reversals on financial assets at fair value through OCI	(17)	—	(17)	—
Net loss recognized on disposal of debt instruments held at fair value through OCI	2,370	—	2,370	—
Share-based compensation expense - settlement	(1)	1	(137)	(328)
(Increase) / Decrease in trade and other receivables, prepaid expenses and other tax receivables	2,583	(3,438)	2,287	(2,481)
(Increase) / Decrease in inventories	1,714	(1,894)	(2,872)	(471)
Increase / (Decrease) in trade and other payables, deferred income and other tax payables	(186)	2,352	(2,436)	(23)
Income taxes (paid) / received	(1,187)	(291)	(2,101)	(1,723)
Net cash flows (used in) / from operating activities	(12,683)	(11,835)	(33,858)	(24,295)
Cash flows from investing activities
Purchase of property and equipment	(737)	(976)	(1,609)	(1,578)
Proceeds from sale of property and equipment	45	95	45	96
Interest received	868	452	1,378	657
Movement in other non-current assets	284	(61)	160	—
Movement in term deposits and other financial assets	45,919	241	76,159	390
Net cash flows (used in) / from investing activities	46,379	(249)	76,133	(435)
Cash flows from financing activities
Payment of lease interest	(791)	(697)	(1,311)	(1,238)
Repayment of lease liabilities	(903)	(1,192)	(1,487)	(2,265)
Equity transaction costs	(85)	(35)	(85)	(35)
Capital contributions	6	—	7	—
Proceeds from exercise of stock options	1	—	1	—
Net cash flows (used in) / from financing activities	(1,772)	(1,924)	(2,875)	(3,538)
Net increase / (decrease) in cash and cash equivalents	31,924	(14,008)	39,400	(28,268)
Effect of exchange rate changes on cash and cash equivalents	1,985	(24)	793	(971)
Cash and cash equivalents at the beginning of the period	61,644	61,463	55,360	76,670
Cash and cash equivalents at the end of the period	95,553	47,431	95,553	47,431

Forward Looking Statements
This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates,” “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission for the year ended December 31, 2025. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Considering these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS Financial and Operating Metrics
Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.
This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Annual Active Customers, Quarterly Active Customers, Orders and GMV.
We define Annual Active Customers, Quarterly Active Customers, Orders, GMV, General and administrative expense, excluding SBC, and Adjusted EBITDA as follows:
Annual Active Customers means unique customers who placed an order for a product or a service on our platform, within the 12-month period preceding the relevant date, irrespective of cancellations or returns.
Quarterly Active Customers means unique customers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.
We believe that Annual Active Customers and Quarterly Active Customers are useful indicators of the adoption of our offering by customers in our markets.
Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period. Within Orders, we differentiate between physical goods Orders and Orders through the JumiaPay App.
We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.
Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period. We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.
We use Quarterly Active Customers, Orders and GMV as some of many indicators to monitor usage of our platform.
General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based compensation expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.
Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based compensation expense.
Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to Loss for the period, Loss before Income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
Management uses Adjusted EBITDA:
•as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;
•for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•to evaluate the performance and effectiveness of our strategic initiatives; and
•to evaluate our capacity to expand our business.
Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:
•Adjusted EBITDA does not reflect our share-based compensation, income tax expense (benefit) or the amounts necessary to pay our taxes;
•although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and
•other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.
Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.
The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the six months ended
(USD million)	June 30, 2025	June 30, 2026	June 30, 2025	June 30, 2026
Loss for the period	(16.6)	(11.7)	(33.3)	(29.5)
Income tax benefit / (expense)	0.3	0.9	0.5	0.8
Net Finance costs / (income)	(0.3)	(1.5)	(2.4)	2.4
Depreciation and amortization	2.0	2.0	4.0	4.1
Share-based compensation expense	0.9	1.7	2.0	2.8
Adjusted EBITDA	(13.6)	(8.7)	(29.2)	(19.4)
Constant currency data
Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.
Constant currency metrics are calculated using the average foreign exchange rates for each month during 2025 and applying them to the corresponding months in 2026, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. These calculations do not include any other macroeconomic effect such as local currency inflation effects or any price adjustment to compensate local currency inflation or devaluations. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.
The following table sets forth the constant currency data for selected metrics:

	For the three months ended					For the six months ended
	As reported		YoY Change	Constant currency	YoY Change	As reported		YoY Change	Constant currency	YoY Change
In USD million, except percentages	June 30, 2025	June 30, 2026		June 30, 2026		June 30, 2025	June 30, 2026		June 30, 2026
Revenue	45.6	52.0	14%	52.3	15%	81.9	102.6	25%	98.7	20%
Marketplace revenue	21.6	28.8	34%	29.3	36%	39.6	55.9	41%	53.7	35%
Third-party sales	18.6	23.5	26%	24.0	29%	34.6	46.7	35%	44.9	30%
Value-added services	1.1	1.9	61%	1.9	66%	1.7	3.5	104%	3.4	95%
Marketing and advertising	1.9	3.5	88%	3.5	87%	3.4	5.7	69%	5.4	62%
First-party sales	23.6	22.8	(3)%	22.7	(4)%	41.4	45.9	11%	44.2	7%
Other revenue	0.4	0.3	(22)%	0.3	(21)%	0.9	0.8	(8)%	0.8	(12)%
Gross Profit	23.9	30.7	28%	31.2	31%	43.8	60.1	37%	57.8	32%
Fulfillment expense	(10.8)	(12.7)	18%	(13.1)	21%	(20.2)	(24.9)	23%	(24.1)	19%
Sales and Advertising expense	(4.2)	(5.5)	33%	(5.5)	33%	(7.3)	(10.6)	46%	(10.3)	42%
Technology and Content expense	(9.2)	(9.0)	(2)%	(9.0)	(3)%	(18.9)	(17.9)	(5)%	(17.6)	(6)%
G&A expense, excluding SBC	(16.0)	(15.2)	(5)%	(15.4)	(4)%	(32.2)	(32.0)	(1)%	(31.1)	(3)%
Adjusted EBITDA	(13.6)	(8.7)	(36)%	(8.8)	(35)%	(29.2)	(19.4)	(34)%	(19.7)	(33)%
Operating Income / (Loss)	(16.5)	(12.4)	(25)%	(12.5)	(24)%	(35.2)	(26.2)	(25)%	(26.4)	(25)%
Loss before Income tax(1)	(16.3)	(10.9)	(33)%	(12.7)	(34)%	(32.8)	(28.7)	(12)%	(27.3)	(28)%

GMV	180.2	216.3	20%	207.1	15%	341.9	427.5	25%	398.6	17%
_________________________
(1) Loss before Income tax in constant currency, and the corresponding year-over-year change, exclude the impact of foreign exchange recorded in finance income/costs. Net foreign exchange gains/(losses) in reported currency were $2.8 million in the second quarter of 2025 and $1.7 million in the second quarter of 2026. For the six months ended June 30, these amounts were $4.9 million in 2025 and $(1.7) million in 2026, respectively.